J.P. Galda & Co.

Attorneys-at-Law

40 Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Telephone (215) 815-1534

November 12, 2024

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Jessica Livingston, Staff Attorney
David Lin, Staff Attorney

Re: Soluna Holdings, Inc.

Registration Statement on Form S-1 Filed October 9, 2024

File No. 333-282559

Ms. Livingston and Mr. Lin:

Today Soluna Holdings, Inc. (the “Company”) has filed Amendment No. 1 to its Registration Statement on Form S-1 to respond to the staff’s letter of comments dated November 1, 2024 (the “Comment Letter”). This letter provides the Company’s responses to the Comment Letter.

1.	Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, please provide us with a detailed legal and factual analysis explaining your basis for determining that this is a secondary offering that is eligible to be made under Securities Act Rule 415(a)(1)(i) and not a primary offering. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Response: For the reasons discussed below, we respectfully submit that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of the selling stockholders that may be registered for sale on a continuous basis pursuant to Rule 415(a)(1)(i) under the Securities Act. The Company acknowledges the large number of shares of common stock registered; however, the Company does not believe that the number of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI; 612.09, the number of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering.

In considering the number of shares outstanding, we call to your attention that there are a large number of shares of common stock which are very likely to enter the public float in the near term. The convertible notes currently outstanding are convertible into approximately 520,456 shares. These notes are subject to redemption on four days’ notice pursuant to the Master Consent Agreement. So long as the market price at the date of notice is above ____ (the conversion price) we expect that these conversions will take place. In addition there are 1,049,295 warrants currently exercisable at $0.01 per share which are expected to be exercised in connection with the prepayment of the convertible notes as the holders exit their positions in the Company. An additional 200,000 penny warrants are held by the Series B Holder - 60,000 of which are exercisable currently and an additional 140,000 will become exercisable following stockholder approval at the meeting to be held on November 15, 2025.

The number of shares is not the sole factor to be considered. We note that the staff has also considered the following mitigating circumstances:

a.	The circumstances under which the Investor is receiving the shares (i.e., a committed private placement);

b.	The Investor’s relationship to the Company (i.e., an arms’-length, commercial counterparty purchasing shares pursuant to a sophisticated legal agreement that was negotiated by qualified, independent legal counsel and reviewed by the Company’s auditor); and

c.	How long the Investor will have held the shares (e.g., unlike an at-the-market offering, this is a committed offering that is not dependent on the Investor selling the shares into the market at the same time as it purchases them, and it has represented that it does not currently have any plan of distribution in place with the Company or any other third party).

The number of shares being registered was not based upon an expectation that all such shares would be issued and represented a commercial term in the SEPA. In light of the Company’s current expectation of its usage of the SEPA, we have reduced the number of shares registered to 10,000,000.

2.	We note your statement in the sixth paragraph on page 11 that the “Selling Holders and any broker-dealers or agents that are involved in selling the Common Stock may be deemed to be ‘underwriters’ within the meaning of the Securities Act in connection with such sales.” We also note that you have entered into the Standby Equity Purchase Agreement (“SEPA”) and are registering the shares that will be issued for resale.

Since this appears to be a private equity line financing, please revise your registration statement to identify the Investor as an underwriter for the resale of those shares or advise otherwise. At a minimum, this disclosure should appear on the prospectus cover page and in the plan of distribution section. For guidance, please refer to Securities Act Sections Compliance and Disclosure Interpretation 139.13.

Response: The requested revisions have been made.

3.	We note your cover page disclosure that the prospectus relates to the offer and sale by the Selling Holders identified in the prospectus or their “permitted transferees.” Please tell us how your disclosure will identify any permitted transferees of the Investor and name them as underwriters for the resale of the equity line shares.

Response: The requested revisions have been made. We have noted that any permitted transferees will be identified in a prospectus supplement.

4.	We note that you are registering for resale up to “2,000,000 shares of Common Stock (including 5,938 shares that have been issued as a consent fee on the Investor commitment fee) that we may issue (emphasis added) to a Selling Holder as a consent fee in connection with the SEPA” (see, e.g., the cover page and page 3). It appears that at the time of filing this registration statement, not all of such 2,000,000 shares being registered for resale had been issued to this Selling Holder. Please provide us with your analysis regarding whether this Selling Holder is irrevocably bound to purchase all of the 2,000,000 shares being registered for resale subject only to the filing or effectiveness of the registration statement or other conditions outside their control. For guidance, please refer to Securities Act Sections Compliance and Disclosure Interpretation 134.01.

Response: The shares “to be issued” are a variable consent fee and are issued as the SEPA is drawn upon. The Series B Holder makes no investment decision with respect to this, and is automatic as the SEPA is drawn upon.

5.	In an appropriate section of the prospectus, please disclose the material terms of the consent fee agreement or arrangement with the relevant Selling Holder, as referenced in the preceding comment. Expand your disclosure to explain how this agreement or arrangement works. Please file any documents memorializing the same as an exhibit to the registration statement or tell us why you are not required to do so.

Response: The requested disclosure has been included within the amended prospectus.

Cover Page

6.	Refer to your disclosure on the cover page that you are registering the resale of an additional 2,000,000 shares of Common Stock that you may issue to “a Selling Holder” and 308,642 shares of Common Stock issued to “another Selling Holder.” Please revise your prospectus throughout, including the “Selling Holders” section, to clarify the respective identities of these Selling Holders.

Response: The requested revisions have been made.

Selling Holders, page 9

7.	In the first paragraph on page 9, your disclosure indicates that up to an aggregate 22,308,642 shares of your common stock are issuable upon additional advances under the SEPA. Please revise to reconcile with your disclosures elsewhere (e.g., the cover page and page 3), which appear to indicate that up to an aggregate of 20,000,000 shares are issuable to the Investor pursuant to the terms of the SEPA.

Response: The requested revisions have been made. Note that the number of shares to be registered under the SEPA has been reduced to 10,000,000.

8.	We note your disclosure in the fourth paragraph on page 9 that “[e]xcept as set forth below, the Selling Holders has [sic] not held any position or office, or have otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our shares of Common Stock or other securities.” Please revise this section to provide clear disclosure responsive to Item 507 of Regulation S-K, including the nature of any position, office, or other material relationship which any Selling Holder has had within the past three years with you or any of your predecessors or affiliates.

Response: We have removed the reference to the exception as there is none.

9.	To the extent not currently disclosed, for each Selling Holder, briefly describe the transactions from which they originally received their shares, including the exemption from registration for the initial transaction and the date of the transaction. Disclose the material terms of each transaction, including the number of shares purchased in each transaction and the consideration paid (e.g., price paid per share), if any. As appropriate, file as exhibits to your registration statement any material agreements regarding these transactions, or tell us why you are not required to do so.

Response: The requested agreements have been filed with the amended prospectus. Please note that the price per share paid is irrelevant as the agreement was meant to end the relationships between the Company and each respective Selling Holder.

10.	We note your disclosure on page 11 that, “Univest Securities, one of the Selling Holders, is a broker-dealer which is a member firm of FINRA and receives such shares via provision of services unrelated to the SEPA.” Please revise to identify all Selling Holders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer(s) received the securities to be resold as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation. With respect to any Selling Holder that is an affiliate of a broker-dealer, disclose this status and state, if true, that: (i) the seller purchased the securities in the ordinary course of business; and (ii) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that such Selling Holder is an underwriter.

Response: The requested revisions have been made. Note that the shares issued to Univest Securities and Brad Richmond were not issued as underwriting compensation. The issuance of such shares is intended to settle obligations for other transactions that have closed in excess of a year ago.

11.	It appears from your Selling Holders table on page 9 that there are a total of four Selling Holders in this offering. However, your disclosure elsewhere appears to indicate that there are a total of three Selling Holders (see, e.g., the cover page and page 3). Please revise to clarify or reconcile your disclosure, as appropriate.

Response: The requested revisions have been made.

12.	Please revise your next amendment to fill in the extensive blanks and incomplete information in the Selling Holders table and related footnotes.

Response: The Selling Holders table and related footnotes have been updated.

Very truly yours,

J.P. Galda & Co.

By:
Joseph P. Galda